

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

<u>Via E-mail</u>
Jason F. Griffith
Chief Executive Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

  Re: **Amerigo Energy, Inc.**
    Current Report on Form 8-K
    Filed February 27, 2013
    File No. 0-09047

Dear Mr. Griffith:

  This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that on the cover of your most recent Form 10-Q filed November 19, 2012, you indicate that you are not a "shell company" as defined in Rule 12b-2 of the Exchange Act.

  Please provide an analysis as to the basis for this conclusion. In this regard, we note the following:

- Your most recent Form 10-K for fiscal year ended December 31, 2011 states that your "business plan included developing oil and gas reserves while increasing the production rate base and cash flow… but [you have] been forced to reconsider [your] position in the oil industry." You also reference your "lack of current business operations."

- Your Form 10-K also indicates that you have been involved in various businesses and multiple name changes since your incorporation.

- As of September 30, 2012, you appear to have only $950 non-cash assets (classified as "deposits"), $55 cash and $411,628 working capital deficit.

As such, immediately before the transaction reported in the current report filed February 27, 2013, you appear to be a shell company, as defined in Rule 12b-2 under the Exchange Act. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587, Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief